

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 12, 2018

Mr. Steve Ross.
Chief Financial Officer and Director
Polaris Futures Fund L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

> **Re: Polaris Futures Fund L.P.**
> **Form 10-K**
> **Filed March 28, 2017**
> **File No. 000-53115**

Dear Mr. Ross:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities